EXHIBIT 99.1

Press Release

BEZEQ GROUP REPORTS
SECOND QUARTER 2013 FINANCIAL RESULTS

Shaul Elovitch, Bezeq Chairman: "During this period of increased competition, we continued to invest and upgrade our customer service, product innovation and technological capabilities across the Bezeq group companies, while the cellular market is showing initial signs of stabilization.  We are moving ahead with the deployment of the fiber optic network which will further advance Israel's technological infrastructure."

David "Dudu" Mizrahi, Bezeq CFO & Deputy CEO: "The results of the quarter reflect our group wide efforts to increase efficiency and reduce costs. These actions, together with record levels of cash flow, are enabling us to continue to upgrade our telecommunications infrastructure and maximize returns for our shareholders.”

Tel Aviv, Israel – August 5, 2013 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended June 30, 2013. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q2 2013	Q2 2012	% change
	(NIS millions)
Revenues	2,351	2,595	(9.4)%
Operating profit	744	746	(0.3)%
EBITDA	1,070	1,104	(3.1)%
EBITDA margin	45.5%	42.5%
Net profit attributable to Company shareholders	473	415	14.0%
Diluted EPS (NIS)	0.17	0.15	13.3%
Cash flow from operating activities	1,102	990	11.3%
Payments for investments, net	178	360	(50.6)%
Free cash flow 1	924	630	46.7%
Net debt/EBITDA (end of period) 2	1.83	1.69
Net debt/shareholders' equity (end of period)	3.09	3.07

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, "During the quarter, we continued to invest and develop our customer service, product innovation and technological capabilities across the Bezeq group companies despite the increased competitive environment. In the cellular market, we are seeing initial signs that the industry is stabilizing, reflected in a decline in the number of porting subscribers and a more moderate impact on average revenue per subscriber. We are moving ahead with the deployment of the fiber optic network which will further advance Israel's technological infrastructure."

Press Release

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “The results of the quarter reflect the fruits of our group wide efforts to increase efficiency and improve operating processes, thereby mitigating the adverse impact of the competitive environment in the telecommunications industry as a whole and particularly in the cellular segment. The high level of cash flow generated by the Group enables us to continue to invest in and upgrade our infrastructure and maximize returns for our shareholders."

Bezeq Group Results (Consolidated)

Revenues in the second quarter of 2013 amounted to NIS 2.35 billion compared with NIS 2.60 billion in the corresponding quarter of 2012, a decrease of 9.4%. The reduction in Group revenues was primarily due to a decrease in cellular segment revenues.

The Group's focused policy of initiating streamlining and efficiency measures in all segments, both in salaries and in general operating expenses, moderated the decline in EBITDA.  The decrease in depreciation expenses and the reduction in financing expenses contributed to the stability of operating profit and the increase in net profit.

Operating profit in the second quarter of 2013 amounted to NIS 744 million compared with NIS 746 million in the corresponding quarter of 2012, a decrease of 0.3%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) in the second quarter of 2013 amounted to NIS 1.07 billion (EBITDA margin of 45.5%) compared with NIS 1.10 billion (EBITDA margin of 42.5%) in the corresponding quarter of 2012, a decrease of 3.1%.

Net profit attributable to Bezeq shareholders amounted to NIS 473 million compared with NIS 415 million in the corresponding quarter of 2012, an increase of 14.0%.

The second quarter results again show record levels of free cash flow.  Cash flow from operating activities in the second quarter of 2013 amounted to NIS 1.10 billion compared with NIS 990 million in the corresponding quarter of 2012, an increase of 11.3%. Free cash flow in the second quarter of 2013 amounted to NIS 924 million compared with NIS 630 million in the corresponding quarter of 2012, an increase of 46.7%.  The increase in free cash flow was due to increased cash flow from the sale of real estate and copper along with stabilization of lower levels of capital expenditures after five years during which Bezeq deployed and completed the NGN and submarine cable projects.

Net financial debt of the Group was NIS 7.93 billion at June 30, 2013 compared with NIS 7.90 billion as of June 30, 2012.

Dividend Announcement
In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of profits for the first half of 2013 as a cash dividend to shareholders of NIS 969 million. Together with the aforementioned semi-annual dividend, the Company will make the sixth and final payment of the special dividend of NIS 500 million. The total dividend to be distributed will be NIS 1.469 billion (approximately NIS 0.54 per share).  The semi-annual dividend, which is subject to shareholder approval, would be payable together with the special dividend on September 15, 2013.  The ex-dividend date is September 3, 2013.

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 2

Press Release

2013 Outlook

The Bezeq Group reiterates its guidance for the year 2013 originally published on February 5, 2013 and estimates the following:

Net profit attributable to shareholders:	NIS 1.7 billion to NIS 1.8 billion
EBITDA:	NIS 4.25 billion to NIS 4.35 billion
Free cash flow:	Above NIS 2.7 billion

In 2013, streamlining processes are expected to continue throughout the Group. In addition, the Company intends to expedite the pace of the deployment of optical lines to customer premises and residential buildings “Fiber to the business/home” (FTTB/H), so that during the year a significant part of the network will be deployed. The pace of FTTB/H deployments is expected to increase in the following years.

The Company's forecasts detailed above are based on assessments, assumptions and expectations of the Company, including the following:

a.
The forecasts do not include the effects of an employee retirement plan beyond those discussed and approved in connection with prior years. The forecast could change, depending on the scope and characteristics of the retirement plan that the Company will adopt for 2013.  On April 25, 2013 the Board of Directors approved the early retirement of 51 employees at a total cost of NIS 50 million.

b.
The forecasts do not include the possible impact of the costs of a 4G frequency tender (LTE) for a cellular network, if such an auction is held. At today's date, no LTE frequency tender has been published, although in 2012 the Ministry of Communications announced its intention to allocate such frequencies.

c.
The forecast is based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2013. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's financial statements.

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Press Release

Bezeq Fixed-Line Results

•
Stella Handler, Bezeq CEO, stated, "To date, we have laid the fiber infrastructure to approximately 200,000 households and businesses as part of our Fiber NGN project. We are continuing the fiber deployment at an expedited pace, so that by the end of the year we expect to connect over 400,000 households and businesses throughout Israel.  We will continue to focus and invest in upgrading infrastructures and expanding the diversification of telecommunication services offered, in order to provide our customers with market leading Internet speeds and services."

•	Free cash flow of NIS 494 million reached a five year high in the second quarter of 2013, an increase of 209% year-over-year.

•	During the quarter, Bezeq initiated a free upgrade of surfing speeds for approximately one million customers resulting in a sharp increase in average broadband speeds.

Revenues in the second quarter of 2013 amounted to NIS 1.12 billion compared with NIS 1.16 billion in the corresponding quarter of 2012, a decrease of 3.4%. The decrease in revenues was primarily due to a 12.1% reduction in telephony revenues as a result of erosion in average revenue per line, a decrease in the number of access lines, as well as a decrease in revenues from interconnect fees for calls to cellular networks.  Revenues from Internet services in the second quarter of 2013 amounted to NIS 321 million compared with NIS 285 million in the corresponding quarter of 2012, an increase of 12.6%.  The growth in revenues from Internet services was primarily due to annual growth of 66,000 Internet subscribers together with a 6.3% increase in average revenue per subscriber compared to the corresponding quarter of 2012 due to surfing speed upgrades.

Operating expenses in the second quarter of 2013 amounted to NIS 218 million compared with NIS 263 million in the corresponding quarter of 2012, a decrease of 17.1%.  Other operating income in the second quarter of 2013 amounted to NIS 17 million compared with an expense of NIS 16 million in the corresponding quarter of 2012, an increase of NIS 33 million.  The increase in year-over-year results, despite the early retirement provision, was due to continued improvement in operating efficiencies, the write-off of the Company's previous CRM project in the corresponding quarter of 2012 as well as an increase of NIS 38 million in capital gains from the sales of real estate and copper.

Profitability metrics increased in the quarter due to the Company's continued focus on streamlining and cost reduction, as well as a decrease in depreciation and financing expenses.  Operating profit in the second quarter of 2013 amounted to NIS 510 million compared with NIS 437 million in the corresponding quarter of 2012, an increase of 16.7%.  EBITDA in the second quarter of 2013 amounted to NIS 678 million (EBITDA margin of 60.5%) compared with NIS 615 million (EBITDA margin of 53.0%) in the corresponding quarter of 2012, an increase of 10.2%. Net profit in the second quarter of 2013 amounted to NIS 351 million, compared with NIS 263 million with the corresponding quarter of 2012, an increase of 33.5%.

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Press Release

Bezeq continued to generate strong cash flow from operating activities amounting to NIS 556 million in the second quarter of 2013 compared with NIS 376 million in the corresponding quarter of 2012, an increase of 47.9%.  The increase in cash flow from operating activities was primarily due to an increase in profitability as well as timing differences which negatively affected the corresponding quarter of 2012.

The second quarter of 2013 represents a five year record high in terms of free cash flow which amounted to NIS 494 million compared with NIS 160 million in the corresponding quarter of 2012, an increase of 208.8%.

In the second quarter of 2013, Internet subscribers continued its high growth trend which began in mid-2012 and increased by 17,000 subscribers sequentially, reaching 1.2 million.

Bezeq is continuing to actively upgrade customers to faster broadband speeds and during the quarter initiated a free upgrade of speeds for approximately one million customers.  As a result, there was a sharp increase in average broadband speeds to above 15 Mbps.  Average revenue per subscriber (ARPU) increased to NIS 85, up NIS 2 sequentially.

The number of telephony access lines at the end of the second quarter of 2013 amounted to 2.22 million, a decrease of 18,000 lines, or 0.8%, compared with the sequential quarter.  The figure represents a moderation in the rate of decrease as compared to previous quarters.

Average monthly revenue per line (ARPL) in the second quarter of 2013 amounted to NIS 68 compared with NIS 69 in the sequential quarter.

Stella Handler, Bezeq CEO: “This has been an excellent quarter for Bezeq Fixed-line, both financially and operationally as we continue to adapt to the shifting market. The telephony sector continues to contract, although at a slower pace, in terms of revenues and in the number of subscribers.  On the other hand, in response to Bezeq's acceleration of free surfing speed upgrades and advanced service offerings, the Internet sector stood out with impressive growth in subscribers, together with an increase in revenues.

“To date, we have laid the fiber infrastructure to approximately 200,000 households and businesses as part of our Fiber NGN project. We are continuing the fiber deployment at an expedited pace, so that by the end of the year we expect to connect over 400,000 households and businesses throughout Israel.  We will continue to invest in upgrading our infrastructures and expanding the diversification of telecommunication services offered in order to provide our customers with market leading Internet speeds and services,” concluded Handler.

Bezeq has deployed its fiber optic network in dozens of cities throughout Israel, including:  Bear Sheva, Ashdod, Rishon-Letzion, Kiryat Bialik, Holon, Tel Aviv, Jerusalem, Modiin, Nahariyah and Eilat. Today, Bezeq's existing NGN network provides speeds of up to 100 Mbps and the Fiber-NGN network will provide surfing speeds of up to 1 Gbps.

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Press Release

Bezeq Fixed-Line - Financial data	Q2 2013	Q2 2012	% change
	(NIS millions)
Revenues	1,121	1,161	(3.4)%
Operating profit	510	437	16.7%
EBITDA	678	615	10.2%
EBITDA margin	60.5%	53.0%
Net profit 1	351	263	33.5%
Cash flows from operating activities	556	376	47.9%
Payments for investments, net	62	216	(71.3)%
Free cash flow 2	494	160	208.8%

1 Excluding share in profits/losses of equity-accounted investees.
2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q2 2013	Q1 2013	Q2 2012	% change	% change
				vs.	vs.
				Q1 2013	Q2 2012
Number of active subscriber lines (end of period, in thousands) 1	2,224	2,242	2,335	(0.8)%	(4.8)%
Average monthly revenue per line (NIS) 2	68	69	73	(1.4)%	(6.8)%
Number of outgoing usage minutes (millions)	1,805	1,788	2,226	1.0%	(18.9)%
Number of incoming usage minutes (millions)	1,551	1,503	1,516	3.2%	2.3%
Churn rate (%) 3	3.5%	3.7%	3.9%
Number of broadband internet subscribers (end of period, in thousands)	1,202	1,185	1,136	1.4%	5.8%
Average monthly revenue per broadband internet subscriber (NIS)	85	83	80	2.4%	6.3%
Average broadband speed per subscriber (end of period, Mbps)	15.2	10.4	8.3	46.2%	83.1%

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).
2 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services.  Based on average subscribers for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 6

Press Release

Pelephone Results

•	Net profit in the second quarter of 2013 totaled NIS 161 million, rising 5.2% sequentially.

•	EBITDA in the second quarter of 2013 grew by NIS 4 million sequentially and amounted to NIS 299 million for an EBITDA margin of 32.7%.

•	Operating cash flow in the second quarter of 2013 reached NIS 468 million, an increase of 32.2% sequentially.

•	Average revenue per subscriber (ARPU) in the second quarter of 2013 amounted to NIS 85, compared to NIS 86 sequentially.

Gil Sharon, CEO of Pelephone, stated, “Competition in the cellular market continues to erode revenues although at a more moderate pace than in previous quarters.  Net porting of subscribers also slowed and it appears that the aggressive promotions of the new competitors are not as effective as in the past, with fewer customers interested in moving to another operator."

Total revenues in the second quarter of 2013 amounted to NIS 915 million compared with NIS 964 million sequentially and NIS 1.15 billion in the corresponding quarter of 2012, a decrease of 20.3%.

Revenues from services in the second quarter of 2013 amounted to NIS 696 million compared with NIS 714 million sequentially and NIS 857 million in the corresponding quarter of 2012, a decrease of 18.8%.  The decrease in service revenues was primarily due to tariff erosion as a result of increased competition in the cellular market as well as the transition to unlimited plans which resulted in a decrease in average revenue per subscriber and a reduction in the number of subscribers.  The decrease in revenues was partially offset by increased wholesale revenues from new communications operators hosting their voice and data traffic on Pelephone's network.

Revenues from handsets in the second quarter of 2013 amounted to NIS 219 million compared with NIS 250 million sequentially and NIS 291 million in the corresponding quarter of 2012, a decrease of 24.7%.  The decrease in handset revenues was primarily due to a reduction in the number of handsets sold as well as lower handset pricing as a result of the opening of the market to imported handsets, and to the increased number of stores selling handsets, among other factors.

Operating profit in the second quarter of 2013 amounted to NIS 186 million, an increase of 6.9% sequentially and a decrease of 28.2% compared with the corresponding quarter of 2012.   The increase in operating profit was primarily due to continued streamlining measures resulting in a decrease in operating expenses as well as a change in the estimate of lease payments for sites in the amount of NIS 30 million.

EBITDA in the second quarter of 2013 amounted to NIS 299 million (EBITDA margin of 32.7%) compared with NIS 295 million (EBITDA margin of 30.6%) sequentially and NIS 396 million (EBITDA margin of 34.5%) in the corresponding quarter of 2012.

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Press Release

Net profit in the second quarter of 2013 amounted to NIS 161 million compared with NIS 153 million sequentially and NIS 194 million in the corresponding quarter of 2012.

Cash flow from operating activities in the second quarter of 2013 amounted to NIS 468 million compared with NIS 556 million in the corresponding quarter of 2012, a decrease of 15.8%.  The decrease was primarily due to lower net profit together with changes in working capital.  The decrease in working capital was attributable to a reduction in the sale of handsets together with lower levels of payments to handset suppliers, as well as from the factoring in of certain receivables from previously purchased handsets paid for in installments.

Total Pelephone subscribers decreased by 39,000 sequentially in the second quarter of 2013 and amounted to 2.702 million on June 30, 2013 compared with 2.741 million on March 31, 2013.

Average monthly revenue per user (ARPU) in the second quarter of 2013 amounted to NIS 85 compared with NIS 86 sequentially and NIS 99 in the corresponding quarter of 2012.

Pelephone - Financial data	Q2 2013	Q2 2012	% change
	(NIS millions)
Total revenues	915	1,148	(20.3)%
Service revenues	696	857	(18.8)%
Equipment revenues	219	291	(24.7)%
Operating profit	186	259	(28.2)%
EBITDA	299	396	(24.5)%
EBITDA margin	32.7%	34.5%
Net profit	161	194	(17.0)%
Cash flows from operating activities	468	556	(15.8)%
Payments for investments, net	84	109	(22.9)%
Free cash flow 1	384	447	(14.1)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q2 2013	Q1 2013	Q2 2012	% change	% change
				vs.	vs.
				Q1 2013	Q2 2012
Total subscribers (end of period, in thousands) 1	2,702	2,741	2,859	(1.4)%	(5.5)%
Average revenue per user (ARPU, NIS) 2	85	86	99	(1.2)%	(14.1)%
Average monthly minutes of use per subscriber (MOU) 3	467	440	409	6.1%	14.2%
Churn rate 4	6.9%	7.2%	6.0%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone's services.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

4 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

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Press Release

Bezeq International Results

•	Significant growth recorded in all financial metrics compared to the year ago quarter: Increases of 8.8% in revenues, 13.7% in operating profit, 12.0% in net profit and 6.1% in EBITDA.

•	Record total quarterly revenues since the establishment of the Company.

•	Record revenues from business communication solutions (ICT).

•	Bezeq International continues to successfully leverage its submarine cable and recorded 4% growth in revenues from Internet services and 7% growth in Internet subscribers compared with the year ago.

Itzik Benbenisti, CEO of Bezeq International, stated, "We are proud to present an excellent quarter, one in which we are reaping the rewards of our investment and hard work in communications solutions and IT for businesses. At the same time, we are ‘full steam ahead’ in recruiting Internet customers on our advanced submarine cable and adding impetus to our global activities. I am proud of the Company and of its employees for their professionalism, service and hard work, proving themselves in every aspect in this quarter. I am proud too of our customers, who value our abilities and put their trust in us."

Revenues in the second quarter of 2013 amounted to NIS 359 million compared with NIS 330 million in the corresponding quarter of 2012, an increase of 8.8%.  The increase in revenues was primarily due to significant growth in revenues from the sale of business communication and IT solutions (ICT), Internet services delivered across the submarine cable infrastructure and the Power NGN high speed network together with an increase in revenues from the transfer of calls from worldwide telecom operators (Hubbing).

Operating profit in the second quarter of 2013 amounted to NIS 60 million compared with NIS 53 million in the corresponding quarter of 2012, an increase 13.7%.  EBITDA in the second quarter of 2013 amounted to NIS 93 million (EBITDA margin of 25.9%) compared with NIS 87 million (EBITDA margin of 26.5%) in the corresponding quarter of 2012, an increase of 6.1%.  Net profit in the second quarter of 2013 amounted to NIS 44 million compared with NIS 39 million in the corresponding quarter of 2012, an increase of 12.0%.  The increase in profitability metrics was primarily due to growth in revenues from ICT services as well as the continued growth in the number of Internet subscribers and from an increase in revenues from Internet services delivered across the submarine cable infrastructure.

Cash flow from operating activities in the second quarter of 2013 amounted to NIS 81 million, compared with NIS 64 million in the corresponding quarter of 2012, an increase 26.5% primarily due to changes in working capital.

Free cash flow in the second quarter of 2013 amounted to NIS 54 million compared with NIS 29 million in the corresponding quarter of 2012, an increase of 89.3%.  The increase in operating and free cash flow was primarily due to the increase in profitability as well as a reduction in capital expenditures as a result of the completion of the submarine cable deployment in the first quarter of 2012.

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Press Release

Bezeq International	Q2 2013	Q2 2012	% change
	(NIS millions)
Revenues	359	330	8.8%
Operating profit	60	53	13.7%
EBITDA	93	87	6.1%
EBITDA margin	25.9%	26.5%
Net profit	44	39	12.0%
Cash flows from operating activities	81	64	26.5%
Payments for investments, net	27	36	(23.9)%
Free cash flow 1	54	29	89.3%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

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Press Release

yes Results

•
Revenues in the second quarter of 2013 amounted to NIS 404 million compared with NIS 409 million in the corresponding quarter of 2012, a decrease of 1.2%, primarily due to a reduction in average revenue per subscriber (ARPU).

•	yes subscribers at the end of the second quarter of 2013 increased to 583,000 compared with 578,000 sequentially.

•	EBITDA in the second quarter of 2013 amounted to NIS 132 million compared with NIS 128 million in the corresponding quarter a year ago, an increase of 2.6%.

Ron Eilon, CEO of yes, stated, “yes’s improved year-over-year financial results and the growth of 4,000 new subscribers for the quarter prove that thanks to yes's content and technological advantages, the company is successfully navigating a restrictive regulatory environment that is preventing free and fair competition in the multi-channel television market, and in turn hurting Israeli consumers."

Operating profit in the second quarter of 2013 amounted to NIS 68 million compared with NIS 74 million, a decrease of 9.3%.  The decrease in operating profit was primarily due to a decrease in revenues and an increase in depreciation expenses.

EBITDA in the second quarter of 2013 amounted to NIS 132 million (EBITDA margin of 32.6%) compared to NIS 128 million (EBITDA margin of 31.4%) in the corresponding quarter of 2012, an increase of 2.6%.  The increase EBITDA was primarily due to a decrease in advertising and royalty expenses.

Net loss in the second quarter of 2013 amounted to NIS 101 million compared with NIS 107 million in the corresponding quarter of 2012, a decrease of 5.4%.  The decrease in net loss was primarily due to a decrease in financing expenses to financial institutions.

Profit before finance expenses to shareholders and taxes in the second quarter of 2013 amounted to NIS 25 million compared with NIS 18 million in the corresponding quarter of 2012, an increase of 37.3%.

Cash flow from operating activities in the second quarter of 2013 amounted to NIS 110 million compared with NIS 100 million in the corresponding quarter of 2012, an increase of 10.1% primarily due to changes in working capital.  Free cash flow in the second quarter of 2013 amounted to NIS 26 million, a decrease of 17.3% compared with the corresponding quarter of 2012.  The decrease in free cash flow was primarily due to an increase in capital expenditures.

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Press Release

ARPU in the second quarter of 2013 amounted to NIS 232 compared with NIS 234 in the corresponding quarter of 2012, a decrease of 0.9%. The decrease in ARPU was due to a decline in revenues from content partially offset by an increase in revenues from sales and usage of advanced services and set-top boxes.

This month yes launched its new service, MultiRoom, enabling recorded programs to be watched from any set-top box in the home, and even to switch from one set-top box to another while watching.  Customers with the yesMaxTotal HD set-top box, and at least one other HD set-top box, can watch all the recordings from the recording set-top box on any of the other HD set-top boxes. At the same time, all the content in the recording set-top box or any of the TV channels can be viewed while watching any other content recorded by the set-top box. Yes customers can stop watching a recording in one room, move to another room and continue viewing there from the point where the recording stopped. The service comes at no extra cost for VOD customers.

yes - Financial data	Q2 2013	Q2 2012	% change
	(NIS millions)
Revenues	404	409	(1.2)%
Operating profit	68	74	(9.3)%
EBITDA	132	128	2.6%
EBITDA margin	32.6%	31.4%
Net loss	(101)	(107)	5.4%
Cash flows from operating activities	110	100	10.1%
Payments for investments, net	85	69	22.3%
Free cash flow 1	26	31	(17.3)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q2 2013	Q1 2013	Q2 2012	% change	% change
				vs.	vs.
				Q1 2013	Q2 2012
Number of subscribers (end of period, in thousands) 1	583	578	582	0.9%	0.2%
Average revenue per user (ARPU, NIS) 2	232	233	234	(0.4)%	(0.9)%
Churn rate (%) 3	3.2%	3.8%	3.9%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.
3 Churn rate - the number of DBS subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

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Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO, on Monday, August 5, 2013, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Friday, August 9, 2013. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

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Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 14

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	4,756	5,335	2,351	2,595	10,278

Operating expenses
Depreciation and amortization	654	716	326	358	1,436
Salaries	967	1,016	468	505	1,976	*
General and operating expenses	1,720	2,013	831	969	3,953
Other operating expenses (income), net	(90)	(6)	(18)	17	(128)
	3,251	3,739	1,607	1,849	7,237

Operating profit	1,505	1,596	744	746	3,041
Financing expenses (income)
Financing expenses	284	325	144	193	649	*
Financing income	(233)	(292)	(117)	(116)	(498)
Financing expenses, net	51	33	27	77	151

Profit after financing expenses, net	1,454	1,563	717	669	2,890
Share in losses of equity-accounted investees	(107)	(141)	(67)	(83)	(245)
Profit before income tax	1,347	1,422	650	586	2,645
Income tax	377	419	177	174	778	*
Profit for the period	970	1,003	473	412	1,867

* Restated

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 15

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements (Continued)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Attributable to:
Owners of the Company	970	997	473	415	1,861	*
Non-controlling interests	-	6	-	(3)	6
Profit for the period	970	1,003	473	412	1,867
Earnings per share (NIS)
Basic and diluted earnings per share	0.36	0.37	0.17	0.15	0.68

* Restated

Other Operating Expenses (Income), Net

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gains from sale of real estate and copper	(109)	(52)	(63)	(26)	(204)
Capital loss from disposal of assets	1	54	1	54	54
Provision for early retirement	35	7	49	7	32
Other	(17)	(15)	(5)	(18)	(10)
	(90)	(6)	(18)	17	(128)

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 16

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	June 30, 2013	June 30, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Cash and cash equivalents	544	603		466
Investments, including derivatives	1,463	626		1,081
Trade receivables	2,863	3,116		2,927
Other receivables	334	336		321
Inventory	142	206		123
Assets classified as held for sale	97	28		44
Total current assets	5,443	4,915		4,962

Investments, including derivatives	89	95		90
Trade and other receivables	817	1,324		1,074
Property, plant and equipment	5,948	6,135		6,076
Intangible assets	2,135	2,203		2,178
Deferred and other expenses	265	279		255
Investments in equity-accounted investees (mainly loans)	1,015	1,019		1,005
Deferred tax assets	66	172	*	128	*
Total non-current assets	10,335	11,227		10,806

Total assets	15,778	16,142	15,768

* Restated

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	June 30, 2013	June 30, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Debentures, loans and borrowings	1,076	735		1,140
Trade payables	685	900		790
Other payables, including derivatives	646	686		703
Current tax liabilities	598	483		456
Provisions	124	174		155
Employee benefits	273	318	*	251	*
Dividend payable	490	970		969
Total current liabilities	3,892	4,266		4,464

Debentures	4,732	4,317		4,250
Loans	4,131	4,073		4,156
Employee benefits	256	246	*	260	*
Other liabilities	81	79		62
Provisions	67	70		66
Deferred tax liabilities	48	55		55
Dividend payable	-	467		-
Total non-current liabilities	9,315	9,307		8,849

Total liabilities	13,207	13,573		13,313

Total equity	2,571	2,569	*	2,455	*

Total liabilities and equity	15,778	16,142	15,768

*Restated

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	970	1,003	473	412	1,867 *
Adjustments:
Depreciation and amortization	654	716	326	358	1,436
Share in losses of equity-accounted investees	107	141	67	83	245
Financing expenses, net	129	109	61	110	291
Capital loss (gain), net	(112)	2	(65)	26	(150)
Share-based payments	16	39	8	19	72
Income tax expenses	377	419	177	174	778 *
Income for derivatives, net	(10)	(6)	(6)	(11)	-

Change in inventory	(22)	(7)	6	16	74
Change in trade and other receivables	268	94	163	174	505
Change in trade and other payables	(77)	(137)	(71)	(155)	(264)
Change in provisions	(31)	(12)	(3)	(7)	(34)
Change in employee benefits	18	(65)	40	(34)	(144)*
Net income tax paid	(213)	(308)	(74)	(175)	(662)
Net cash from operating activities	2,074	1,988	1,102	990	4,014

*Restated

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(93)	(142)	(49)	(67)	(269)
Proceeds from the sale of property, plant and equipment	166	69	123	22	305
Acquisition of financial assets held for trading	(1,137)	(1,855)	(702)	(755)	(2,527)
Proceeds from the sale of financial assets held for trading	766	2,175	759	1,425	2,396
Purchase of property, plant and equipment	(497)	(700)	(252)	(315)	(1,271)
Proceeds from disposal of long-term investments	8	93	-	5	100
Miscellaneous	13	19	22	12	29

Net cash from (used in) investment activities	(774)	(341)	(99)	327	(1,237)

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 20

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures	869	-	869	-	-
Bank loans received	-	-	-	-	650
Repayment of debentures and loans	(488)	(485)	(332)	(326)	(720)
Dividends paid	(1,361)	(1,574)	(1,361)	(1,574)	(3,071)
Interest paid	(239)	(276)	(203)	(230)	(464)
Increase in the rate of holding in a subsidiary	-	(77)	-	(77)	(77)
Miscellaneous	(3)	16	(5)	20	19
Net cash used for financing activities	(1,222)	(2,396)	(1,032)	(2,187)	(3,663)

Increase (decrease) in cash and cash equivalents	78	(749)	(29)	(870)	(886)
Cash and cash equivalents at beginning of period	466	1,352	573	1,473	1,352
Cash and cash equivalents at end of period	544	603	544	603	466

BEZEQ GROUP REPORTS SECOND  QUARTER 2013 FINANCIAL RESULTS    PAGE | 21